

SEC 07001477 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CDK Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Park Avenue Suite 1104
(No. and Street)

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Keesee (212) 871-8502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 Third Avenue, Suite 2805	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)



PROCESSING
FEB 2 3 2007
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Keesee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDK Financial Services, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM T. McCALLUM
Notary Public, State of New York
No. 01MC6039701
Qualified in New York County
Commission Expires April 10, 2010



Signature

PRINCIPAL

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CDK FINANCIAL SERVICES, LLC

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED DECEMBER 31, 2006

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members of
CDK Financial Services, LLC

We have audited the accompanying statement of financial condition of CDK Financial Services, LLC as of December 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of CDK Financial Services, LLC as of December 31, 2006, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 16, 2007

CDK FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

ASSETS	
Cash and Cash Equivalents	$ 523,986
Restricted Cash (Note E)	280,245
Fees Receivable (Note C)	7,170,042
TOTAL ASSETS	$ 7,974,273

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 874,253
Deferred Tax Liability (Note A & D)	270,659
TOTAL LIABILITIES	1,144,912
MEMBERS' EQUITY	6,829,361
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 7,974,273

The accompanying notes are an integral part of these statements.

CDK FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2006

REVENUES:	
Placement Fees	$ 4,371,204
Performance Fees	7,281,233
TOTAL REVENUES	11,652,437
EXPENSES:	
Commissions	988,078
Bank Charges	5,895
Filing Fees	16,387
Salary	542,996
Pension Expense	12,464
Payroll Taxes	15,562
Professional Fees	83,493
Insurance Expense	18,918
Rent	293,512
Office Expense	11,158
Travel Expense	69,743
Meals & Entertainment	23,253
Other Expenses	14,551
Support Fees (Note B)	108,151
TOTAL EXPENSES	2,204,161
INCOME FROM OPERATIONS	$ 9,448,276
OTHER INCOME	
Interest Income	43,903
INCOME BEFORE PROVISION FOR CITY INCOME TAX	$ 9,492,179
PROVISION FOR CITY INCOME TAX (Note D)	389,848
NET INCOME	$ 9,102,331

The accompanying notes are an integral part of these statements.

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

MEMBERS' EQUITY AT BEGINNING OF YEAR	$ 3,899,515
NET INCOME	9,102,331
MEMBERS' DISTRIBUTIONS	(6,172,485)
MEMBERS' EQUITY AT END OF YEAR	$ 6,829,361

The accompanying notes are an integral part of these statements.

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 9,102,331
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in current assets	
Restricted cash	(280,245)
Fees receivables	(3,815,521)
Prepaid expenses	123,613
Other Assets	22,242
Increase (decrease) in current liabilities	
Accounts Payable	639,185
Deferred city income tax payable	146,673
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,938,278
CASH FLOWS USED IN FINANCING ACTIVITIES	
Members' Distributions	(6,172,485)
NET INCREASE IN CASH	(234,207)
CASH AT BEGINNING OF YEAR	758,193
CASH AT END OF YEAR	$ 523,986
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for city income taxes	$ 242,627

The accompanying notes are an integral part of these statements.

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CDK Financial Services, LLC (the "Company"), is a Delaware Limited Liability Company that is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company is focused exclusively on the private placement of hedge funds to sophisticated institutional and high net worth investors. The Company is engaged by several hedge fund managers, located both in the United States and offshore. The Company's revenue is derived from placement fees, which are related to management and performance fees. These fees are received by the Company's clients on the assets placed by the Company with investors in hedge funds managed by the Company's clients. The Company does not handle clients' funds or securities and is not otherwise engaged in securities trading.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self regulatory organizations. Such regulation included, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations of Credit Risk arising from cash deposits in excess of insured limits

The Company maintains its cash balances at a major banking institution. The balances are insured by the Federal Deposit Insurance Corporation up to $ 100,000 per account. At December 31, 2006, the Company's uninsured cash balances totaled $ 699,904. The Company does not believe that it has any risk with respect to its cash balances.

Receivables

Receivables are uncollateralized customer obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- CONTINUED

Management individually reviews all receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the receivables recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2006, management has not provided an allowance for doubtful accounts. For the year ended December 31, 2006 approximately 95% of the receivables are from one unrelated entity.

Use of Estimates

The presentation of financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement.

Deferred tax assets and liabilities for New York City income tax purposes are recognized and provide for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities utilizing the accrual method of accounting and their respective income tax bases utilizing the cash method of accounting for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- CONTINUED

Revenue Recognition

Revenue from placement fees related to management and performance fees, are recorded on the accrual basis, at the time when fees are determined to be earned based upon contractual arrangements.

NOTE B: RELATED PARTY TRANSACTIONS

The Company receives support and administrative services from one of the Company's members. In this regard, in consideration of a support fee, the affiliate incurs significant operating expenses on behalf of the Company. For the year ended December 31, 2006, the Company incurred and paid $108,151 in support fees.

NOTE C: PLACEMENT FEE AGREEMENTS

The Company entered into agreements with unrelated entities whereby, the Company earns placement fees related to management and performance fees of various hedge funds. Generally, management fees are pre-paid at the beginning of each quarter whereas, performances fees are generally payable within five days of receipt by the Company's clients, the majority of which are at year end. At December 31, 2006, placement fees receivable amounted to $7,170,042. For the year ended December 31, 2006, approximately 95% of the fees were earned from one unrelated entity.

NOTE D: INCOME TAXES

Although the Company pays no federal or state income taxes as a limited liability company that has elected to be treated as a partnership, it is subject to the New York City unincorporated business tax on its income, with modifications, at the rate of (4) four percent. As such, for the year ended December 31, 2006, the New York City income tax provision consisted of the following:

Current City Tax Payable	$243,175
Deferred Tax (Benefit) Liability	146,673
Provision for City Income Taxes	$389,848

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE D: INCOME TAXES-CONTINUED

At December 31, 2006, the deferred tax liability resulted from timing differences between financial and income tax reporting related to fees receivable and accounts payable.

NOTE E: DESCRIPTION OF LEASE AGREEMENTS MINIMUM FUTURE LEASE OBLIGATIONS

Effective as of June 15, 2006, the Company entered into a seven year lease agreement for office space in New York City. Prior thereto, it maintained offices elsewhere in New York City whereby its lease obligation was included in its support fee paid to a related party.

The following is a schedule of the Company's required minimum future annual lease obligations:

Year	Rental
2007	266,900
2008	277,576
2009	288,252
2010	288,252
2011	288,252
2012	144,126
	$ 1,553,358

In lieu of providing a cash security deposit pursuant to the lease agreement, the Company provided a letter of credit ("the Letter") issued by JP Morgan Chase Bank to the landlord in the amount of $280,245. The bank's collateral for said letter is in the form of a restricted Company cash balance held by them. The letter may be reduced by $22,242 each year at the end of the second, third and fourth lease year and by $24,021 each year at the end of the fifth and sixth year.

NOTE G: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of $6^2/_3$% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had net capital of $274,027 which exceeded its requirement by $215,744.

CDK FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2006

CREDITS	
Members' equity	$6,829,361
Deferred Tax Liability	270,659
TOTAL CREDITS	7,100,020
DEBITS	
Nonallowable assets:	
Fee Receivables, net of compensation payable only upon collection of the fees	6,545,748
Restricted Cash	280,245
TOTAL DEBITS	6,825,993
NET CAPITAL	274,027
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $874,253, or $5,000	58,283
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 215,744
Ratio of aggregate indebtedness to net capital	3.19 to 1.00
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 874,253

There were no material differences between the net capital computation, and the net capital reflected in the Company's amended FOCUS Report as of December 31, 2006 that was filed on February 16, 2007.

CDK FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2006

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members
CDK Financial Services, LLC
New York, New York

In planning and performing our audit of the financial statements and supplementary information of CDK Financial Services, LLC ("the Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of

controls and of the practices and procedures referred to in the preceding paragraph
and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicted a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
February 16, 2007

END